Exhibit 99.73

Media Release

FOR IMMEDIATE RELEASE

Immunovaccine Announces Closing of $14.375 million Bought Deal Offering with

Over-allotment option exercised in full

NOT FOR DISTRIBUTION TO THE U.S. NEWSWIRE OR FOR DISSEMINATION IN THE UNITED STATES

Halifax, Nova Scotia; February 15, 2018 – Immunovaccine Inc. (“Immunovaccine” or the “Corporation”) (TSX: IMV; OTCQX: IMMVF), a clinical stage vaccine and immunotherapy company, announced today that it has closed the previously announced bought deal public offering (the “Offering”) of common shares of the Corporation (the “Common Shares”), including exercise of the over-allotment option in full. An aggregate of 7,187,500 Common Shares were issued at a price of $2.00 per Common Share, raising gross proceeds of $14.375 million.

“This bought deal offering will enable us to continue expanding our world-class immuno-oncology clinical program. We are grateful for the continued support and commitment from investors who have been with the Corporation for many years, and we are very pleased to welcome the new institutional investors who participated in this funding round,” said Pierre Labbé, Chief Financial Officer at Immunovaccine. “We look forward to continuing maximizing the value in our technology and in our advancing clinical programs.”

The Offering was conducted by a syndicate of underwriters (the “Underwriters”) led by Echelon Wealth Partners Inc. and including National Bank Financial Inc. and Bloom Burton Securities Inc.

The Corporation intends to use the net proceeds of the Offering to continue to advance the Corporation’s pipeline and conduct a Phase 1 basket trial in up to five indications to be identified, for research and development, working capital, and for general corporate purposes.

Certain insiders of the Corporation participated in the Offering and purchased an aggregate of 2,500,000 Common Shares. Participation of insiders of the Corporation in the Offering constitutes a “related party transaction” as defined under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), but is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101, as neither the fair market value of securities being issued to insiders nor the consideration being paid by insiders will exceed 25% of the Corporation’s market capitalization. None of the Corporation’s directors has expressed any contrary views or disagreements with respect to the foregoing. The Corporation did not file a material change report 21 days prior to the closing of the Offering as the details of the participation of the insiders of the Corporation had not been confirmed at that time.

The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and accordingly, may not be offered or sold within the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Immunovaccine

Immunovaccine Inc. is a clinical-stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and infectious diseases. Immunovaccine is developing T cell-activating cancer immunotherapies based on its patented immuno-stimulating technology platform, which provides controlled and prolonged delivery of immuno-stimulating agents to the immune system.

Immunovaccine has advanced two T cell activation therapies for cancer through Phase 1 human clinical trials, and is currently conducting multiple Phase 1b and Phase 2 studies with Incyte Corporation and Merck. These studies are assessing lead candidate, DPX-Survivac, as a combination therapy in ovarian cancer and diffuse large B cell lymphoma. The Corporation is also exploring additional applications of its platform for infectious diseases and other therapeutic areas. DPX-RSV is an innovative vaccine candidate for respiratory syncytial virus (RSV), which has recently completed a Phase 1 clinical trial. Connect at www.imvaccine.com.

Immunovaccine Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements in this press release include, without limitation, statements regarding the Offering, including the use of proceeds of the Offering. Although the Corporation believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Corporation cautions investors that any forward-looking statements by the Corporation are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the Corporation’s use of proceeds of the Offering may differ from those indicated, clinical trials may not be successfully completed and the Corporation may not receive all regulatory approvals and the matters discussed under “Risk Factors and Uncertainties” in Immunovaccine’s Annual Information Form filed on March 30, 2017. Immunovaccine Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

Contacts for Immunovaccine:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Pierre Labbé, Chief Financial Officer

T: (902) 492-1819 E: Plabbe@imvaccine.com

Patti Bank, Managing Director, Westwicke Partners

O: (415) 513-1284

T: (415) 515-4572 E: patti.bank@westwicke.com